UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

ADOPTION OF 2023 PERFORMANCE SHARE PLAN

To promote the success and enhance the value of Bitdeer Technologies Group (the “Company”), on June 20, 2023, the Company’s board of directors approved the 2023 Performance Share Plan (the “2023 Performance Share Plan”), which will become effective on October 11, 2023.

Under the 2023 Performance Share Plan, the maximum aggregate number of ordinary shares available for issuance (the “Share Limit”) shall initially be 1,112,886, representing one percent (1%) of the total ordinary shares of the Company outstanding as of the consummation of the Company’s business combination (the “Business Combination”) with Blue Safari Group Acquisition Corp. on April 13, 2023. The Share Limit will be adjusted along with the market capitalization of the Company as set forth in the 2023 Performance Share Plan and will not be more than 11,128,861, representing ten percent (10%) of the total ordinary shares of the Company as of closing of the Business Combination.

The above description of the material terms of the 2023 Performance Share Plan is qualified in its entirety by reference to the Company’s 2023 Performance Share Plan, which is included as Exhibit 4.1 hereto and incorporated by reference herein.

EXHIBITS

Exhibit No.	Description
4.1	Bitdeer Technologies Group’s 2023 Performance Share Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group
	By:	/s/ Linghui Kong
	Name:	Linghui Kong
	Title:	Chief Executive Officer

Date: June 20, 2023